Mail Stop 4561

August 12, 2008

Philip J. Koen
Chief Executive Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, MO 63017

> **Re:** **SAVVIS, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 4, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **Filed on August 1, 2008**
> **File no. 000-29375**

Dear Mr. Koen:

We have reviewed your response letter dated July 14, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Business Trends and Outlook, page 19

1. You indicate in your response to prior comment 2 that a majority of depreciation, amortization, and accretion are attributable to cost of revenue. While we believe that your presentation of cost of revenues on the face of the consolidated

statements of operations, that excludes a subtotal for gross margins, is consistent with the guidance in SAB Topic 11B, your discussion and analysis of gross margins excluding depreciation, depletion and amortization within MD&A are not appropriate. That is, when gross margin amounts are presented, they should include all cost of revenues. Your current presentation is acceptable only in instances where gross margins are not disclosed. As such, your presentation of gross margin and gross profit should include related depreciation, amortization, and accretion if you continue to present such amounts. Revise your presentation of gross margin and gross profit in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12 – Income Taxes, page 17

2.   We note your response to prior comment 11 indicating that for 2008 interim reporting purposes, you compute the income tax expense on a discrete basis as to not distort results. Tell us what authoritative accounting literature you relied upon in this approach. There does not appear to be any notion of a limitation in the amount of year-to-date tax expense included in the concepts of APB 28 and FIN 18. Per footnote 7 to paragraph 8 of FIN 18, a computation of interim income taxes using the actual year-to-date effective tax rate would only be appropriate if a reliable estimate of the annual effective tax rate cannot be made.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or David L. Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3488.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief